UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 23, 2015

SEQUENTIAL BRANDS GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-16075	86-0449546
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5 Bryant Park

30th Floor
New York, New York 10018

(Address of Principal Executive Offices/Zip Code)

(646) 564-2577

(Registrant's telephone number, including area code)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2 (b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On November 23, 2015, Sequential Brands Group, Inc., a Delaware corporation (the “Company”) and Martha Stewart Living Omnimedia, Inc. (“MSLO”), issued a joint press release in connection with their proposed merger, announcing that MSLO stockholders that wish to make an election with respect to the consideration they will receive if the merger is consummated must deliver their completed election forms to Broadridge, Inc. by 5 pm EST on December 1, 2015, which is the day prior to the MSLO stockholders meeting regarding the merger. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release issued by Sequential Brands Group, Inc. and Martha Stewart Living Omnimedia, Inc., dated November 23, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEQUENTIAL BRANDS GROUP, INC.

By:	/s/ Gary Klein
Name: Title:	Gary Klein Chief Financial Officer

Dated: November 23, 2015

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by Sequential Brands Group, Inc. and Martha Stewart Living Omnimedia, Inc., dated November 23, 2015.